Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬集團*

（Formerly known as小鵬汽車有限公司*）

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

（Stock Code：9868）

CHANGE OF CHINESE NAME FOR IDENTIFICATION PURPOSE

AND CHINESE STOCK SHORT NAME

CHANGE OF CHINESE NAME FOR IDENTIFICATION PURPOSE

The board (the “Board”) of directors (the “Directors”) of XPeng Inc. (the “Company”) hereby announces that with effect from April 1, 2026, the Chinese name of the Company, which is used for identification purpose only, will be changed from “小鵬汽車有限公司” to “小鵬集團” (the “Change of Chinese Name”). The English name of the Company will remain unchanged as “XPeng Inc.”.

EFFECTS OF THE CHANGE OF CHINESE NAME

The Change of Chinese Name will not affect any rights of the shareholders of the Company. The Chinese name of the Company is used for identification purpose only and share certificates of the Class A ordinary shares of the Company do not bear its Chinese name. All existing share certificates in issue bearing the English name of the Company will, upon the Change of Chinese Name becoming effective, continue to be evidence of title to the Class A ordinary shares of the Company and valid for trading, settlement, registration and delivery purposes. As shareholders do not need to return their existing share certificates, there will be no arrangement for any exchange of existing share certificates.

CHANGE OF CHINESE STOCK SHORT NAME

With effect from 9:00 a.m. on April 1, 2026, the Chinese stock short name of the Company will be changed from “小鵬汽車 – W” to “小鵬集團 – W” for trading in the Class A ordinary shares of the Company on the main board of The Stock Exchange of Hong Kong Limited. The English stock short name of the Company of “XPENG – W”, and the stock code of the Company of “9868”, remain unchanged.

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Friday, March 27, 2026

As at the date of this announcement, the Board comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu, Mr. HongJiang Zhang and Mr. Yudong Chen as independent non-executive Directors.

*	For identification purpose only